UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIDLER WATER RESOURCES, INC.
(Name of Subject Company)

VIDLER WATER RESOURCES, INC.
(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92660E107
(CUSIP Number of Class of Securities)

Maxim C.W. Webb
Executive Chairman, Chief Financial Officer
3480 GS Richards Blvd
Suite 101
Carson City, NV 89703
(775) 885-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Nolan S. Taylor
Dorsey & Whitney LLP
111 South Main Street
Suite 2100
Salt Lake City, UT 84111-2176
(801) 933-7360

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the announcement of the entry into an Agreement and Plan of Merger (the “Merger Agreement”), dated April 13, 2022, by and among, Vidler Water Resources, Inc. (the “Company”), D.R. Horton, Inc., a Delaware corporation (“Parent”) and Potable Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”).

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Company on April 14, 2022 (including the exhibit attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Company has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company securities. At the time the tender offer is commenced, Parent and Purchaser, will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Parent to purchase shares of the Company common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that the Company’s investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and the Company’s investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Parent, Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Parent and Purchaser file with the SEC will be made available to all investors and security holders of the Company free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at https://www.irdirect.net/vwtr.

Cautionary Note Regarding Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although Parent and the Company believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to Parent and the Company on the date of this document. Neither Parent nor the Company undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some forward-looking statements discuss Parent’s and the Company’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements also include all other statements in this document that are not historical facts.

Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: the ability of Parent and the Company to complete the transactions contemplated by the Merger Agreement dated April 13, 2022 in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; the potential effects of the acquisition on the Company; the participation of third parties in the consummation of the transaction and the combined company; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the ability of the parties to obtain required governmental and regulatory approvals; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Parent’s and the Company’s respective most recent annual reports on Form 10-K and their respective most recent quarterly reports on Form 10-Q, all of which are filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2022
VIDLER WATER RESOURCES, INC.
By: /s/ Maxim C.W. Webb___________
Name: Maxim C.W. Webb
Title: Executive Chairman, Chief Financial Officer